

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2022

Akinobu Yorihiro
Chief Technology Officer
Sacks Parente Golf, Inc.
551 Calle San Pablo
Camarillo, CA 93012

      Re: Sacks Parente Golf, Inc.
          Amendment No. 2 to Registration Statement on Form S-1
          Filed December 9, 2022
          File No. 333-266610

Dear Akinobu Yorihiro:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1.   Please add the number of shares of common stock you will offer on the cover page of the public offering prospectus and fill in the corresponding blank on the cover page of the resale prospectus.

2.   Disclose whether your offering is contingent upon on final approval of your NASDAQ listing on your cover page. Please ensure the disclosure is consistent with your underwriting agreement.

3.   To the extent you intend to proceed with your offering if your NASDAQ listing is denied, revise your cover page to indicate that the offering is not contingent on NASDAQ approval of your listing application and that if the shares are not approved for listing, you may experience difficulty selling your shares. Include risk factor disclosures to address the impact on liquidity and the value of shares.

Prospectus Summary
Forward Stock Split, page 8

4.   You disclosed that on the effective date of this Prospectus, your Board of Directors and stockholders have approved resolutions authorizing a forward stock split of the outstanding shares of your common stock on the basis of 1.3333 shares for every one share of common stock. If the forward stock split will occur at or immediately before the effectiveness of your registration statement, we remind you that in accordance with SAB Topic 4C, you must revise your financial statements and all related disclosures throughout your filing to retro-actively reflect the forward stock split. If the forward stock split will occur after the effectiveness of your registration statement, please provide appropriate pro forma disclosures throughout your filing. Please advise or revise your disclosures accordingly.

Risk Factors, page 11

5.   We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

        You may contact Ernest Greene at 202-551-3733 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Alexander King at 202-551-8631 or Erin Purnell at 202-551-3454 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing